Mail Stop 4561

August 29, 2006

VIA U.S. MAIL AND FAX (407)650-1044

Kevin B. Habicht
Executive Vice President, Chief Financial Officer, Secretary and Treasurer
National Retail Properties, Inc.
450 South Orange Avenue
Suite 900
Orlando, Florida 32801

Re: National Retail Properties, Inc.
        File No. 000-27275
        Form 10-K for Year Ended
        December 31, 2005
        Form 10-Q for the Quarterly Period Ended
        March 31, 2006
        Form 10-Q for the Quarterly Period Ended
        June 30, 2006

Dear Mr. Habicht:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 20

1. Please discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings etc.

Financial Statements

Consolidated Statements of Cash Flows, page 54

2. It appears that you have received distributions from unconsolidated affiliates in excess of your equity in earnings of those affiliates. Explain to us how you determined that it would be appropriate to reflect this excess as operating cash flows rather than cash flows from investing or financing activities.

1. Organization and Summary of Significant Accounting Policies

Purchase Accounting for Acquisition of Real Estate, page 59

3. Your policy does not indicate how you consider customer related intangible assets such as customer relationships when determining your purchase price allocation. Please advise us and consider expanding your disclosures in future filings as appropriate. Reference is made to SFAS 141 and EITF 02-17.

Real Estate – Inventory Portfolio, page 59

4. It appears that you recognize the results of sales of real estate from your inventory portfolio on a single income statement line item rather than disclosing the proceeds and costs of real estate inventory sold separately. Tell us the GAAP you relied on in making the determination that this is the appropriate presentation.

5. Confirm for us that profit on sales of real estate from your inventory portfolio is recognized in accordance with the provisions of SFAS 66. Additionally, tell us what consideration you have given to disclosing your policy for recognizing profit on sales from your inventory portfolio in your footnotes.

6. We note that certain of the real estate assets held in your inventory portfolio have some limited operations prior to their sale. Tell us how you considered paragraph 10 of SFAS 67 in determining whether these were incidental operations which would be recorded as a reduction of the cost basis of the related property.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Kevin B. Habicht
National Retail Properties, Inc.
August 29, 2006
Page 4

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief